UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70989

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/03/2023___ AND ENDING ___09/30/2024___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __AUGMENT CAPITAL, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__1204 SAN ANTONIO STREET, 2nd FL_____
                                  (No. and Street)

AUSTIN	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	212-668-8700	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company LLC_____
              (Name – if individual, state last, first, and middle name)

2617 Huntington Pike	Huntington Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



Docusign Envelope ID: 9B33899D-39F8-4986-922D-D4A11F8173EE

OATH OR AFFIRMATION

I, ADAM CRAWLEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUGMENT CAPITAL, LLC, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Monique Romero

Notary Public

Signature: DocuSigned by: adam crawley E04A9FF65971490...

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Augment Capital, LLC

Report on Audit of Financial Statements and
Supplementary Information
For the Period from July 3, 2023 to September 30, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Augment Capital, LLC

September 30, 2024

Contents

Financial Statements

Supplementary Information

Exemption Report



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and
Those Charged With Governance of
Augment Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Augment Capital, LLC (the Company) as of September 30, 2024, the related statements of income, changes in members equity, and cash flows for the period from inception of broker-dealer activities (July 3, 2023) through September 30, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
December 11, 2024

Augment Capital, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of September 30, 2024

ASSETS

Cash	$	767,970
Prepaid expenses		8,364
TOTAL ASSETS	$	776,334

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to parent	$	46,737
Accounts payable		4,528
Accrued liabilities		36,880
TOTAL LIABILITIES		88,145
MEMBER'S EQUITY		688,189
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	776,334

See Notes to Financial Statements.

Augment Capital, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Income
For the Period From July 3, 2023 to September 30, 2024

REVENUE:

Commission income	$	2,189,621
Total Revenue		2,189,621

OPERATING EXPENSES:

Commission sharing expense	805,895
Compensation and benefits	247,956
Professional fees	255,290
General and administrative	72,826
Technology and communications	67,133
Occupancy and equipment	29,153
Regulatory expenses	25,713
Insurance	5,429
Total Expenses	1,509,395

NET INCOME	$	680,226

See Notes to Financial Statements.

Augment Capital, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Period From July 3, 2023 to September 30, 2024

MEMBER'S EQUITY, BEGINNING OF PERIOD	$	422,963
Member distributions		(415,000)
Net income		680,226
MEMBER'S EQUITY, END OF PERIOD	$	688,189

See Notes to Financial Statements.

Augment Capital, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Period From July 3, 2023 to September 30, 2024

OPERATING ACTIVITIES:		
Net income	$	680,226
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets:		
Increase in prepaid expenses		(8,364)
Net change in operating liabilities:		
Increase in due to parent		46,737
Decrease in accounts payable		(29,972)
Increase in accrued liabilities		36,880
Net Cash Provided by Operating Activities		725,507
FINANCING ACTIVITIES:		
Member distributions		(415,000)
NET INCREASE IN CASH		310,507
CASH AT BEGINNING OF PERIOD		457,463
CASH AT END OF PERIOD	$	767,970

See Notes to Financial Statements.

1. Organization and Nature of Business

Augment Capital, LLC (the "Company"), was established in the state of Delaware on June 2, 2022. It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on July 3, 2023. The Company's primary business activity is to operate an online platform for the private placement of unregistered securities.

2. Significant Accounting Policies

Basis of Accounting   - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash   - Cash consists of funds maintained in a checking account held at a single financial institution which is insured by the Federal Deposit Insurance Corporation, and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income taxes - The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of September 30, 2024.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Augment Capital, LLC
(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
September 30, 2024

3. Revenue From Contracts With Customers

The Company accounts for its revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires the Company to recognize revenue when it satisfies performance obligations according to the terms of its contracts and the customer receives control or derives benefits from the promised goods or services. A performance obligation is a promise to transfer a distinct good or service to the customer, and each performance obligation can be satisfied over time or at a point in time. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services. The Company enters into contracts that include multiple services, which are considered to be separate performance obligations if they are determined to be distinct within the context of the contract. Management's judgment is often required to identify distinct performance obligations.

The performance obligation associated with private placement services is satisfied at a point in time, which is the transaction closing date. The consideration related to these services is generally a proportion of the investment capital raised.

The Company had no contract assets or contract liabilities during the period or as of September 30, 2024.

4. Related Party Transactions

For the period ended September 30, 2024, the Company had an expense sharing agreement in place with the Parent, Augment Markets, Inc. The agreement specifies the allocation of certain shared expenses to the Company, which are included in the Statement of Income. Total allocated expenses for the period were approximately $335,000, and the balance due to the Parent as of September 30, 2024 was $46,737. The shared expenses consist of compensation, professional fees, rent, insurance and other expenses incurred in the normal course of business.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At September 30, 2024, the Company had net capital of $679,825, which was $673,949 in excess of its required net capital of $5,876. The Company's ratio of aggregate indebtedness to net capital was 12.97%.

8

6. Concentrations of Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of September 30, 2024, the account balance in excess of the insured limits of $250,000 totaled $517,970.

Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the period ended September 30, 2024 that are material in nature.

9. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Augment Capital, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2024

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	688,189
DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		(8,364)
NET CAPITAL	$	679,825
AGGREGATE INDEBTEDNESS:		
Due to parent	$	46,737
Accounts payable		4,528
Accrued liabilities		36,880
TOTAL AGGREGATE INDEBTEDNESS	$	88,145
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,876
Excess net capital	$	673,949
Percentage of aggregate indebtedness to net capital		12.97%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2024.

See Report of Independent Registered Accounting Firm and
Notes to Financial Statements.

SUPPLEMENTARY INFORMATION

Augment Capital, LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions, broker or dealer selling tax shelters or limited partnerships in the secondary market, private placements of securities and commission sharing. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

SCHEDULE III

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions, broker or dealer selling tax shelters or limited partnerships in the secondary market, private placements of securities and commission sharing. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.



Report of Independent Registered Public Accounting Firm

To the Members and
Those Charged With Governance of
Augment Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Augment Capital, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placements of securities (4) other – commission sharing throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placements of securities (4) other – commission sharing and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
December 11, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Augment Capital, LLC Exemption Report

Augment Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) broker or dealer selling tax shelters or limited partnerships in primary distributions (2) broker or dealer selling tax shelters or limited partnerships in the secondary market (3) private placements of securities (4) other – commission sharing.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Adam Crawley, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

DocuSigned by:

adam crawley

Adam Crawley
Chief Executive Officer